UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 September 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒

Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

16 September 2026

ESG Roundtable

BHP will host a ESG Roundtable today in Melbourne, Australia at 9:00am Australian Eastern Standard Time.

A copy of the presentation slides is attached.

The slides will be available on BHP’s website shortly after the presentation at: https://www.bhp.com/investor-hub/reports-and-presentations/presentations-and-briefings.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Gabrielle Notley	Adam Sanderson
+61 411 071 715	+44 7884 735 515

North America	Americas

Megan Hjulfors	Li Hua
+1 403 605 2314	+1 647 828 9830

Americas

Renata Fernandaz
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

ESG roundtable 16 September 2026

Disclaimer The information in this presentation is current as at 18 August 2026. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the year ended 30 June 2026. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; recoveries, mine plans, processing performance and other technical assumptions; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; sustainability, decarbonisation, social value and other targets, goals, pathways and related assumptions; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); commodity streaming, offtake, infrastructure, funding, capital release or similar arrangements (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines identified in the risk factors discussed, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors in section 6 of the Operating and Financial Review (OFR) in the BHP Annual Report 2026 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to BHP Annual Report 2026, Sustainability Report 7.6 Methodology for calculating Scopes 1, 2 and 3 GHG emissions available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2026 compared with the year ended 30 June 2025. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZ Minerals Limited (OZL) operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for FY24 and FY25 but excluded for prior financial years; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. All footnote content is contained on slides 28 and 29. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2026 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include, among others, Antamina, Samarco, Resolution and Vicuña. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2025 to 30 June 2026 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. ESG Roundtable 16 September 2026 2

Social value supports long-term asset performance Embedded in Western Australia Iron Ore (WAIO) decisions today, creating the conditions to operate and grow for decades Trusted partnerships Stronger supply chain Regional workforce BANJIMA AGREEMENT REVIEW CYCLES PROJECT RISE PORT HEDLAND INVESTMENT 10 years A$615m A$160m vs 3–5 years previously with 117 Indigenous businesses in FY2026 including A$80m for Hedland Senior High School Greater cooperation Local business capability Stronger regional community Longer-term certainty Broader supplier base Workforce attraction and retention Longer-range mine planning Support for operations and growth Capability for decades to come Social value is not at the edge of the business. It supports how WAIO operates today and plans for the future. ESG Roundtable 16 September 2026 3

Safety Warren Wellbeloved Group Health, Safety and Security Officer

Safety remains our top priority

Managing critical risks

We are saddened by the loss of our colleague while at work at Peak Downs, in July this year.
An investigation is underway to understand and learn from this event.

Effective critical controls
- Control verification
- Leveraging technology
- Critical risk management

+

Continuing to strengthen operating discipline
- BHP Operating System
- Standardised work
- Continuous improvement

+

Our people
- Field Leadership
- Hazard[1] identification
- Safety culture

High-potential injury frequency (HPIF)[2]
(Frequency)


0.25
0.20
0.15
0.10
0.05
0.00
• ⬇27% in FY26
• ⬇69% over the past 5 years
H1 H2 FY21
H1 H2 FY22
H1 H2 FY23
H1 H2 FY24
H1 H2 FY25
H1 H2 FY26
July FY27
HPI frequency
Fatality

ESG Roundtable
16 September 2026

5

BHP

BOS has contributed to improved safety performance BOS empowers frontline teams to identify hazards, strengthen controls and solve problems, which has supported stronger safety outcomes in WAIO and Escondida BHP Operating System (BOS) Escondida WAIO Provides frontline teams with a (OEI) (HPIF) (OEI) (HPIF) consistent way of working to: 65 0.30 55 0.60 60 0.25 50 0.50 Identify hazards 55 0.20 0.40 Frontline teams spot risk in real time 45 50 0.15 0.30 45 Solve problems 40 0.10 0.20 Empowered to act on what they find 40 0.05 35 0.10 35 Continuously 30 0.00 30 0.00 improve FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY20 FY21 FY22 FY23 FY24 FY25 FY26 How work is performed, every day OEI - Escondida HPIF OEI - WAIO HPIF Source: BHP internal data. OEI – Operational Excellence Index (measures BOS maturity); HPIF – high-potential injury frequency (combined employee and contractor, per one million hours worked). ESG Roundtable 16 September 2026 6

Technology is an enabler to further strengthen safety performance

BHP's data, scale and BOS competitive advantages are expected to drive further safety and productivity improvements


Resource & mine planning
Load & haul
Crush & screen
Processing

Removing people from hazards

11 → 0 injuries, FY2019–FY2025 Olympic Dam

Robotic cathode stripping at Olympic Dam has eliminated manual handling exposure to higher-risk hazards.

46% of our truck fleet is automated.

Supporting better decisions

-8 hours change-out time, Escondida

Automated mill relining at Escondida has reduced exposure from 11.2 to 4.6 FTE hours in confined-space and line-of-fire roles, while improving productivity.

Intervening before an event occurs

+22% hazards identified in FY26 vs FY25

Autonomous haulage, proximity detection, pedestrian detection and AI-enabled monitoring can help identify hazards and can enable intervention before risk of harm arises.

Our digital competitive advantages **Real-time data** | **Real-time risk visibility** | **BOS**

ESG Roundtable
16 September 2026
7
BHP

Safety remains our top priority Looking beyond: a broader safety focus Contractor safety Psychosocial safety Preparing for the future Partnership approach, increasing field Our focus is creating workplaces where Building the skills, controls and operating presence and engagement, and verifying people feels respected, supported and safe practices needed to safely adopt the next critical controls where work is performed. to speak up. generation of mining technologies. Every person goes home safe and well, every day Critical controls Technology BOS Leaders regularly engage with frontline Focus on removing exposure risk, Embedding BOS to help create safer, more teams to understand work as performed and identifying hazards earlier and improving stable and more productive operations. identify risks. decision making. ESG Roundtable 16 September 2026 8

BHP Climate Graham Winkelman Vice President Climate and Environment

Leading assets in commodities the world needs Our Tier 1 assets combine scale, cost competitiveness and lower GHG emissions intensity Commodity attractiveness Asset attractiveness Steep Scale / size Exposed to Cost curve Expandable / cost curve1 (US$)2 ‘mega trends’ quartile3 Emissions intensity4 scalable6 25th 50th 75th 2.2x percentile percentile percentile Iron ore ~180 bn urbanisation 1st quartile WAIO population growth Copper electrification 2nd quartile Chile Copper 27x digitisation/data ~300 bn increasing living Copper standards 2nd quartile Copper SA population growth Steelmaking coal 1.6x urbanisation ~65 bn 3rd quartile BMA population growth population growth 3.3x Potash ~50% lower Scope 1 ~30 bn increasing living 1st quartile 5 Jansen emissions standards ESG Roundtable 16 September 2026 10

Decarbonisation in a growing portfolio

On track to meet our FY2030 operational GHG emissions target whilst delivering a high-quality growth portfolio[1]

Projected pathway to our medium-term target for operational GHG emissions[2]
Scopes 1 and 2 emissions from our operated assets (million tonnes of carbon dioxide equivalent ($MtCO_2$-e))


16
12
8
4
0
FY2020
Electricity: Chile
Electricity: Australia
Other Changes
FY2026
Organic growth
New PPAs
Diesel
Other sources
FY2030
Forecast
Other sources
Organic growth
Other changes
Electricity
Diesel
Range of uncertainty

Renewable electricity[3]


100%
FY20
FY26a
Escondida
100%
FY20
FY26a
Spence
Up to 30%
FY20
FY26a
Port Hedland
35%
FY20
FY26a
Copper SA
100%
FY20
July 2026[4]
BMA

ESG Roundtable
16 September 2026
11
BHP

Net zero 2050 operational GHG emissions potential pathway Based on the opportunities and evolving technologies we can see today Projected (to FY2030) and potential (beyond FY2030) pathway(s) for our operational GHG emissions long-term net zero goal1 Scopes 1 and 2 greenhouse gas emissions from our operated assets (MtCO2-e) ESG Roundtable 16 September 2026 12

BHP Operational decarbonisation Andrew Larder Head of Decarbonisation Planning and Strategy

Safety remains our top priority Preparing to prevent and mitigate new high-voltage risks from fleet electrification through design, controls and validation Embed deployment 4 1 Understand the risk Industry standards High-voltage systems Regulatory frameworks Direct-current arc flash Operating practices Battery hazards Safe deployment Verify controls work 3 2 Design effective controls Trial validation Engineering controls Control verification Equipment safeguards Real-world testing OEM collaboration ESG Roundtable 16 September 2026 14

Battery-electric trucks charging: the productivity challenge

Dynamic charging trials needed to help identify how to close the performance gap

Static charging: the productivity gap


Impact of ~1,000 hours per truck per year[2]
Static charging reduces fleet productivity
Battery-electric truck[1]
Diesel truck

Today		Future	
Battery-electric haul truck[1] +	**Static charging**	**Dynamic + Static charging** +	**System integration**
Pre-commercial 220-tonne class 3MWh battery	~1,000 hours lost per truck per year[2]	Trialling Caterpillar's Dynamic Energy Transfer system in FY27	Need energy at the right place at the right time Integrated with existing systems (e.g. autonomy)

ESG Roundtable
16 September 2026

15

BHP

Learning through trials in real mining environments Building knowledge through operational trials, technology evaluation and OEM collaboration Haulage equipment Field equipment Charging infrastructure Caterpillar 793 XE Early Learner battery-electric haul truck, Jimblebar Liebherr 9400e excavator, Newman Operations Light vehicle fast charger, Goonyella Static charging, Jimblebar Rail equipment Ancillary equipment Battery research and environmental monitoring Liebher Operat Wabtec FLXdrive battery-electric locomotive, Port Hedland XCMG’s battery-electric loader, Xuzhou Battery degradation testing Wind data logging, Jimblebar ESG Roundtable 16 September 2026 16

Sequencing the transition Optimised sequencing to reduce risk and protect value Aligning renewable electricity supply to fleet demand How we are managing the transition Renewable supply deployed too early Power Electrified fleet Evaluating phased, site-by-site deployment across the capacity power demand portfolio (MW) Planning to deploy fleet, power and infrastructure together Supply and Progressing long-lead activities to prepare for future demand aligned power investments Excess capacity Supply shortfall Renewable supply Staging investments based on technology and deployed too late operational readiness Managing the risks of investing too early or too late Maintaining optionality as technologies continue to mature Time ESG Roundtable 16 September 2026 17

Our preferred solution remains battery-electric equipment

Transitional and alternative technologies for diesel displacement can preserve flexibility, but most offer lower emissions abatement, narrower application and greater site dependency than battery electrification

Technology	Long-term emissions abatement potential	Portfolio scalability	Technology maturity	Commercial maturity[1]	Implementation complexity	Potential role
Battery-electric	🟢🟢🟢	🟢🟢🟢	Trial	Pre-commercial	🔴🔴🔴	**Preferred pathway**
Innovative dynamic charging	🟢🟢🟢	🟢🟢🟢	Concept	Pre-commercial	🔴🔴🔴	**Key enabler**
Renewable diesel	🔴⚪⚪	🟠🟠⚪	Proven	Established, supply constrained	🟠🟠⚪	Selective transition and hard-to-electrify applications
Hybrid	🔴⚪⚪	🟠🟠⚪	Trial	Early commercial	🟠🟠⚪	Maintain optionality
Power-agnostic truck platforms	Dependent on power source	🟠🟠⚪	Proven	Limited commercial availability	🟠🟠⚪	Preserve fleet replacement options
In Pit Crushing and Conveying (IPCC)	🟠🟠⚪	🔴⚪⚪	Proven	Established	🟠🟠⚪	Site-specific alternative
~100-150t autonomous truck fleets	🟠🟠⚪	🔴⚪⚪	Emerging	Early commercial	🔴🔴🔴	Greenfield potential consideration

ESG Roundtable
16 September 2026
18
BHP

FY2026 progress | FY2027 priorities

Building the foundations for large scale operational decarbonisation

FY2026

Scope 1

- Battery-electric haul truck (BEHT) trials commenced at Jimblebar
- Battery-electric locomotive (BEL) trials commenced at Port Hedland
- Electric excavator stage 1 trial progressed at Yandi
- Established partnerships with BYD, XCMG, Siemens and CATL to progress battery electric pathways
- Escondida Boiler Diesel Displacement project progressed[1]
- Methane drainage proof of concept trial commenced
- Saraji methane exploration drilling completed
- Broadmeadow underground mine continuing to flare drainage methane

Scope 2

- Port Hedland solar and battery project operational
- Copper SA renewable electricity of 70MW operationalised
- New renewable electricity agreements secured at Copper SA, Escondida, Spence
- Battery energy storage system order with BYD for WAIO's Redmont Camp
- Executed an MoU with Yindjibarndi Energy Corporation to explore potential future renewable energy opportunities in the Pilbara
- Partnered with government and industry peers on the Pilbara Electricity Transition Plan

FY2027

Electrification

- Continue BEHT trials at Jimblebar
- Commence trials of Caterpillar's Dynamic Energy Transfer (DET) technology at Jimblebar
- In-service mainline BEL testing
- Commence second stage trial of the electric excavator
- Complete construction of Escondida Boiler Diesel Displacement project
- Assess initial rollout of battery-electric buses at Escondida

Infrastructure

- Deploy battery-electric light vehicles charging infrastructure
- Commission high-power static charging infrastructure at Jimblebar

Methane

- Complete gas exploration drilling program
- Continue methane drainage trials
- Continue Broadmeadow methane abatement activities

Renewables

- BMA 100% renewable electricity (based on forecast demand)

ESG Roundtable
16 September 2026

19

BHP

Social value Maria Palomar Group Sustainability and Social Value Officer

Social value Opening up opportunities, reducing risk and building resilience over time June 2022 FY2026 — Midpoint FY2030 goals Social Value Framework On track and demonstrating impact to be delivered established Building foundations that will support BHP’s performance and growth Social value as a business Social Value Framework Two areas of focus as we capability provides structure and move to 2030 accountability Embedded in decisions on procurement, Delivering our goals workforce, partnerships, responsible Translates ambition into decisions and Strengthening foundations for long term production and governance actions that support consistent delivery success ESG Roundtable 16 September 2026 21

Partnerships that support growth and performance

Creating long-term value through stronger partnerships

OPERATIONAL DECISION

WAIO railway ballast

A$18m
annual savings

Operational need	Maintain the rail infrastructure that underpins delivery
Partnership approach	Traditional Owner supplier and local quarries
Business value	Improved supply certainty, reduced haulage distances and lower cost
Regional value	**Greater Traditional Owner participation and more value retained locally**

LONG-TERM PROJECT

Jansen partnerships

60+ years
expected operating life

Local capability	More than C$1.7bn awarded to Indigenous partners from project approval in August 2021 to FY2026
Workforce	More than 20% Indigenous employment at 30 June 2026
Community priorities	More than C$30m invested in community-led priorities since 2012
Business value	**Workforce, supply chains and trust to support long-term delivery**

Resilience is built through the quality of our resources, the strength of our balance sheet and the relationships we build and sustain over time

ESG Roundtable
16 September 2026
22
BHP

Building conditions for performance and growth Broadening capability, strengthening inclusion and enabling reliable delivery Widening the pool of people who can contribute, while building the capability needed to operate safely, reliably and at scale 41.5% >60% women in BHP’s global employee of autonomy-related roles at workforce at end of FY26, more Escondida Norte pit now held than double 17.6% in 2016 by women Fewer recordable injuries Lower unplanned absenteeism Higher engagement At Escondida, technology is expanding the talent pool and redefining frontline work ESG Roundtable 16 September 2026 23

Social value delivers tangible business value

Embedded in operational design, not bolted on

Copper SA has redesigned how freight moves

- Shifting long-haul road freight to integrated rail-road in partnership with rail freight business Aurizon
- Value is broader than GHG emissions reduction
- Supports a more efficient and scalable logistics network

Once fully operational, integrated rail, road and port logistics estimated to deliver:

~1.3 Mt

of **freight** expected to move by rail each year

~13 million

truck kilometres annually off South Australian roads[1]

up to 20 kt

of **Scope 3 emissions** avoided annually[1] compared to prior road-based operation



Olympic Dam

Note: As estimated by Aurizon and based on Copper SA's FY2024 production.

ESG Roundtable
16 September 2026
24
BHP

Social value FY26

Driving shareholder value through opening up opportunities, increasing resilience and reducing risk over time

June 2022
Social Value Framework established

FY2026 — Midpoint
On track and demonstrating impact

FY2030 goals
to be delivered

Our social value framework

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Operational GHG emissions	Nature contribution	Indigenous procurement	Female representation[3]	Total economic contribution[4]	Standards & certifications
↓ 33%	246 k ha	US$1.0 bn	41.5%	US$50.8 bn	Towards Sustainable Mining
from FY20 levels, baseline and performance data adjusted[1]	Area under stewardship that has a formal management plan[2]	record spend with Indigenous suppliers	female employee representation across the Group	with US$44 bn paid to suppliers, contractors, employees, governments and voluntary investment in social projects	Strong performance for BMA, WAIO, OD, BHP Corporate

ESG Roundtable
16 September 2026

25

BHP

BHP

Appendix BHP

Footnotes Safety Slide 5: Safety remains our top priority 1. Hazards where there was the potential for a fatality. A hazard is a source or situation with the potential for harm in terms of injury or ill-health, that has been proactively identified and reported before the harm occurred. 2. High-potential injuries (HPIs) are recordable injuries and first aid cases where there was the potential for a fatality. This definition is independent of the Queensland Coal definition of “high potential incident” which is defined in the Queensland Coal Health and Safety legislation. HPIF is the combined employee and contractor frequency per one million hours worked. Former OZ Minerals Australian assets (acquired 2 May 2023), are included starting in FY24. FY21- FY23 excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022), BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022). There was an error with HPIF data in the half year financial results presentation dated 17 February 2026, which understated HPIF performance from HY20 to HY26. Correct H1 FY20 value was 0.34 and correct H2 FY20 value was 0.14. Climate Slide 10 – Leading assets in commodities the world needs 1. Cost curves for each commodity shown as follows: i) Iron ore – 2026 all-in adjusted costs (US$/dmt 61% Fe equivalent, CFR China); ii) Copper – 2026 C1 costs (net of by-products); iii) Steelmaking coal – 2026 value-in use all-in sustaining costs for the seaborne market; iv) Potash – 2035 FOB operating cost including royalties. Source for iron ore, copper and steelmaking coals: Wood Mackenzie’s 2026 cost curves. Source for potash: BHP analysis, macroeconomic assumptions and CRU. The numbers in circles are equivalent to the 90-95th percentile producer divided by the 25th percentile producer. 2. Market sizes consider demand for 2025 and average prices from 2015 to 2025. Source: BHP analysis. 3. Cost curve quartile positioning considers the following assets position within the respective commodity cost curves outlined in footnote 1 for this slide: i) Iron ore – WAIO; ii) Copper – Chile Copper (production weighted average of Escondida and Spence) and Copper SA; iii) Steelmaking coal – BMA; and iv) Potash – combined Jansen Stages 1 and 2 potential forecast cost position. Source for iron ore, copper and steelmaking coal: BHP FY26 actual unit costs relative to Wood Mackenzie’s 2026 cost curve on a 12-months basis. Source for Potash: BHP analysis, macroeconomic assumptions and CRU. 4. For CY2025, the GHG emissions intensity of our production of our commodities is estimated to rank in the first quartile for our iron ore and copper and sitting across first and second quartiles for steelmaking coal mines of global mining operations analysed by CRU. This analysis is based on CY2025 data from CRU (as CRU data is prepared on a calendar year basis) and includes CRU’s assumptions and estimates of BHP’s operations. Emissions intensity charts are indicative only and are not intended to show relativities between commodities. For more information on the calculation refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026. 5. Commissioning the Jansen potash project with a GHG emissions intensity of approximately 50 per cent lower Scope 1 emissions per tonne of product compared to the average potash mine in Saskatchewan. Based on ~2020 CRU data. Comparison includes solution mines in Saskatchewan. 6. Based on our views today, in terms of potential production in FY35 relative to FY26 or first production (in the case of Jansen) amongst our major assets: Copper SA production has potential for the greatest increase Chilean copper (Escondida and Pampa Norte potential production) and Jansen to increase significantly; and WAIO and BMA production to increase modestly. See “Forward-looking production information, assumptions and copper equivalent methodology” on slide 37 of the BHP full year results presentation dated 18 August 2026, the “Forward-looking statements section on slide 2 of this presentation and the risk factors in the BHP Annual Report 2026, available at bhp.com. Slide 11: Decarbonisation in a growing portfolio 1. Based on our current operational GHG emissions forecast for FY2030 and methodologies for GHG emissions accounting. For more information refer to our assumptions and further details in BHP Annual Report 2026, Sustainability Report 2.1.2 available at bhp.com. 2. GHG emissions are presented on an adjusted basis (refer to BHP Annual Report 2026, Sustainability Report Tabe 6a, available at bhp.com, for the basis of our adjustments). Future GHG emission estimates are based on current annual business plans. ‘Other changes’ refers to changes in GHG emissions from energy consumption other than electricity and lower GHG emissions from Western Australia Nickel for the period of its temporary suspension from the end of the first half of FY2025 until the end of FY2027 (assumed restart from FY2028 for illustrative purposes only; BHP intends to review the decision to temporarily suspend Western Australia Nickel by February 2027). ‘Organic growth’ represents the increase in GHG emissions associated with planned activity and growth at our operations. ‘Other sources’ refers to GHG emissions from fugitive CO2 and methane emissions, natural gas, coal and coke, fuel oil, liquefied petroleum gas or other sources. ‘Range of uncertainty’ refers to higher risk options currently identified that may enable faster or more substantive decarbonisation but which currently have a relatively low technology readiness level or are not yet commercially viable. Refer to BHP Annual Report 2026, Sustainability Report 7.6 available at bhp.com for the methodologies used to calculate our GHG emissions. Future GHG emissions calculation methodology changes may affect the information presented in this chart. 3. As evidenced by the surrender of renewable energy certificates (RECs). It includes both voluntary surrender of RECs and RECs surrendered to meet renewable energy-related compliance obligations such as those associated with the Australian Renewable Energy Target scheme. This approach is consistent with our transition from FY2026 to using a national residual mix factor (RMF) at our Australian assets. 4. Based on forecast electricity demand. Slide 12 – Net zero 2050 operational GHG emissions potential pathway 1. Future GHG emissions estimates are based on current annual business plans. Historical GHG emissions are presented on an adjusted basis (refer to BHP Annual Report 2026, Sustainability Report Tabe 6a and 6b, available at bhp.com, for the basis of our adjustments). ‘Organic growth with no GHG emissions reduction’ represents business as usual GHG emissions forecast without abatement projects. ‘Our GHG emissions reduction pathway’ represents planned decarbonisation activities to reach our operational GHG emissions medium-term target and further structural abatement towards our long-term net zero goal (noting that activities to FY2030 comprise our GHG emissions reduction projected pathway and beyond FY2030 indicates our GHG emissions reduction potential pathway(s), reflecting the different degrees of certainty across the timeframes). Delivery of this pathway depends on these technologies becoming available, being deployed in the anticipated sequence and achieving the assumed emissions reductions. ‘Range of uncertainty’ refers to higher risk options currently identified that may enable faster or more substantive decarbonisation than our GHG emissions reduction potential pathway(s). BHP Annual Report 2026, Sustainability Report 7.6 available at bhp.com for the methodologies used to calculate our GHG emissions. Future GHG emissions calculation methodology changes may affect the information presented in this chart. Western Australia Nickel is not represented in the asset-level activities shown in the chart, reflecting its temporary suspension of operations. ESG Roundtable 16 September 2026 28

Footnotes Operational decarbonisation Slide 15: Battery-electric trucks charging: the productivity challenge 1. Theoretical example of a current generation pre-commercial 220-tonne class battery-electric haul truck; not intended to represent any particular OEM’s product. 2. Assumes six to eight static charging events of approximately 30 minutes each per 24-hour period for a 220-tonne class battery-electric truck, compared with approximately 15 minutes to refuel an equivalent diesel truck once per 24-hour period. Actual charging requirements vary by the specific haul cycle and energy requirements. Slide 18: Our preferred solution remains battery-electric equipment 1. Based on BHP analysis. ‘Commercial maturity’ is an indicative, generalised rating and intended only to provide a high-level view on the extent to which the solution is available from suppliers as a supported commercial offering, considering market availability, deployable scale, supply capacity and operating support. It does not assess site-specific suitability or commercial viability, which will vary depending on the deployment context. Slide 19: FY2026 progress | FY2027 priorities 1. We did not meet our social value scorecard FY2026 milestone to complete the Escondida Boiler Diesel Displacement project and begin construction of its counterpart project at Spence. Construction delays mean the Escondida project is now expected to be completed in FY2027 and the Spence project is also delayed. The delays are not anticipated to impact BHP’s FY2030 medium-term target for operational GHG emissions. Social value Slide 24: Social value delivers tangible business value 1. All calculations assume the consumption of mineral diesel for both the prior road and new intermodal solution. Slide 25: Social value FY26 1. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets (excluding former OZ Minerals Brazil assets). Baseline year data and performance data has been adjusted for acquisitions, divestments and methodology changes up to the end of FY26. Previously disclosed figures for FY25 was a reduction of 36% against our FY20 baseline. The adjustment of the figure for FY25 is due to BHP transitioning from FY26 to the use of a national residual mix factor to calculate the Scope 2 market-based emissions for our Australian assets. 2. Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. It may include areas we stewarded for a period between FY23 and FY30 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice. 3. Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period. 4. During the year, we contributed US$44 bn to suppliers, contractors, employees, governments and voluntary investment in social projects across the communities where we operate. This was 87% of our total economic contribution with shareholder payments of US$6.8 bn (13%). For more information refer to the BHP Economic Contribution Report 2026. ESG Roundtable 16 September 2026 29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 16, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary